December 3, 2019

John V. Sakys
Chief Financial Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, CO 80228

       Re: Mesa Laboratories, Inc
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 3, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 6, 2019
           File No. 000-11740

Dear Mr. Sakys:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Report of Independent Public Accounting Firm, page 33

1. We note your audit opinion from EKS&H LLP does not conform to the format outlined within PCAOB Standard AS 3101, specifically paragraphs 6, 9(a), 9(b), 9(e) through (g)
      and 10(b), for an audit performed in accordance with the standards of the PCAOB. Please consult with EKS&H LLP and revise accordingly.
Form 10-Q for the Quarterly Period Ended September 30, 2019

Item 4. Controls and Procedures, page 20

2. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the
 John V. Sakys
Mesa Laboratories, Inc.
December 3, 2019
Page 2
         effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., September 30, 2019. We note that Item 307 of Regulation S-
         K is a separate requirement from the requirements of Item 308 of Regulation S-K. Please note that this comment also refers to your June 30, 2019 Form 10-Q.
3. We note your disclosure that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of September 30, 2019 and concluded that it was effective. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end.
         Please tell us if you performed an assessment of the effectiveness of your internal control over financial reporting as of the end of the interim period. If you did not perform an assessment of the effectiveness of your internal control over financial reporting, please remove the references to such an evaluation in the requested amendment. Please note that this comment also applies to your June 30, 2019 Form 10-Q.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJohn V. Sakys                                 Sincerely,
Comapany NameMesa Laboratories, Inc.
                                                                Division of
Corporation Finance
December 3, 2019 Page 2                                         Office of Life
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FirstName LastName